RLJ Entertainment, Inc.

3 Bethesda Metro Center, Suite 1000

Bethesda, Maryland 20814

August 10, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Max A. Webb

Re:	RLJ Entertainment, Inc. Registration Statement on Form S-4, as amended File No. 333-180714

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RLJ Entertainment, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement (the “Registration Statement”) in order that the Registration Statement shall become effective at 4:00 p.m. (EDT) on Friday, August 10, 2012 or as soon thereafter as practicable.

In addition, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph A. Herz of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-6926 with any questions about this acceleration request. Please notify Mr. Herz when the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

RLJ ENTERTAINMENT, INC.

By:	/s/ Lisa W. Pickrum
Name:	Lisa W. Pickrum
Title:	Chief Financial Officer